DSM Press Release

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782422, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail: press.office@dsm.com

DSM

19E

Heerlen/Ryadh, 28 June 2002

Joint pre

Sale of DSM Petrochemicals to SABIC completed

The sale of DSM's petrochemicals business to Saudi Basic Industries Corporation (SABIC) has been completed. As a result, the activities of DSM Petrochemicals in Geleen (Netherlands) and Gelsenkirchen (Germany) have been transferred to SABIC with retroactive effect from 1 January 2002.

During ceremonial meetings to be held in Geleen (Monday, 1 July) and Gelsenkirchen (Tuesday, 2 July), DSM Board Chairman, Peter Elverding will hand over these businesses to Mohamed Al-Mady, Vice Chairman and Managing Director of SABIC.

The transaction involves the transfer of all shares of the companies that together form DSM Petrochemicals (DPC), the associated DPC participations and sales activities, and the related technology positions, patents and trade names.

In 2001, DSM Petrochemicals posted sales of EUR 2.4 billion. The company annually sells about 2.6 million tonnes of polymers, mainly in Europe. As a consequence of the transaction, a total of about 2,300 DSM employees have been transferred to SABIC: the DSM Petrochemicals workforce (2,060 employees, of whom 1,530 are based in Geleen and 530 in Gelsenkirchen), plus a total of 220 people from other DSM units who work exclusively for DPC.

DSM

DSM is active worldwide in life science products, performance materials and industrial chemicals. The group has annual sales of close to EUR 6 billion and employs about 20,000 people at more than 200 sites across the world.
DSM ranks among the global leaders in many of its fields. The company's strategic aim is to grow its sales (partly through acquisitions) to a level of approx. EUR 10 billion in 2005. By that time at least 80% of sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials.

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SABIC

The Middle East's largest petrochemicals company, SABIC, is based in Riyadh, Saudi Arabia. It was founded in 1976, when the Saudi Arabian Government decided to use the hydrocarbon gases released in the production of oil as raw materials for the production of petrochemicals. The Government owns 70% of SABIC shares and the remaining 30% are held by private investors in Saudi Arabia and other countries of the Gulf Cooperation Council (GCC).

SABIC's business activities have recently been restructured and a new management model will become effective on 1 September, 2002. There will now be six Strategic Business Units (SBUs): Basic Chemicals; Intermediates; Polyolefins; PVC and Polyester, which will be grouped under a new Petrochemicals divison, in addition to Fertilizers and Metals. Two new divisions are created: Global Businesses, responsible for overseas business, and a Shared Services Organization, which will become operational in early 2003. Supporting these functions will be a corporate core consisting of Human Resources, Corporate Finance, Corporate Control and Research and Technology (R&T).

SABIC has two large industrial sites in Saudi Arabia (Al-Jubail and Yanbu), with sixteen world-scale production complexes. Some of these production complexes are operated with multi-national partners, such as ExxonMobil, Shell, Fortum, Ecofuel/ENI and Mitsubishi Chemicals. In addition, SABIC has interests in three production complexes in Bahrain. Over the last sixteen years SABIC's overall production capacity has increased considerably. In 2001, it amounted to 35 million mtpa.

SABIC employs about 14,500 people worldwide, most of them based in Saudi Arabia. In 2001, SABIC posted sales of approx. SR 29 billion (EUR 8.9 billion) and a net profit of approx. SR 1.8 billion (EUR 550 million).

For more information:
DSM Investor Relations, tel.: (31) 45 5782477, fax: (31) 45 5782595
E-mail: investor.relations@dsm.com
Internet: www.dsm.com

CPR 602-7-671 '95